OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Oplink Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
68375Q403
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68375Q403	Page	2	of	7 pages

1	NAMES OF REPORTING PERSONS: Herbert Chang

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Taiwan

	5	SOLE VOTING POWER:

NUMBER OF		34,889

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		34,889

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	34,889

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.16%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	68375Q403	Page	3	of	7 pages

1	NAMES OF REPORTING PERSONS:
	InveStar Burgeon Venture Capital, Inc.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.
(a)	Name of Issuer: Oplink Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
46335 Landing Parkway
Fremont, California 94538
Item 2.
(a)	Name of Persons Filing:
Herbert Chang
InveStar Burgeon Venture Capital, Inc.
(b)	Address of Principal Business Office or, if none, Residence:
Room 1201, 12F, 333 Keelung Road
Taipei, Taiwan
(c)	Citizenship:
Herbert Chang:                                                               Taiwan
InveStar Burgeon Venture Capital, Inc.:                     Cayman Islands
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 68375Q403
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Herbert Chang	34,889
	InveStar Burgeon Venture Capital, Inc.	0

(b)	Percent of class:
	Herbert Chang	0.16%
	InveStar Burgeon Venture Capital,	0%
	Inc.

Page 4 of 7 Pages

     (c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	Herbert Chang InveStar Burgeon Venture Capital, Inc.	34,889 0

(ii)	Shared power to vote or to direct the vote:
	Herbert Chang InveStar Burgeon Venture Capital, Inc.	0 0

(iii)	Sole power to dispose or to direct the disposition of:
	Herbert Chang InveStar Burgeon Venture Capital, Inc.	34,889 0

(iv)	Shared power to dispose or to direct the disposition of:
	Herbert Chang InveStar Burgeon Venture Capital, Inc.	0 0
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable
Item 8. Identification and Classification of Members of the Group
     Not applicable
Item 9. Notice of Dissolution of Group
     Not applicable
Item 10. Certification
     Not applicable

Page 5 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date

/s/ Herbert Chang
Signature

Herbert Chang/Secretary
Name/Title

Page 6 of 7 pages

Exhibit A
JOINT FILING STATEMENT
     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Dated: February 13, 2007
Herbert Chang

	By:	/s/ Herbert Chang

Name: Herbert Chang

InveStar Burgeon Venture Capital, Inc.

	By:	/s/ Herbert Chang

Name: Herbert Chang
Title: Secretary

Page 7 of 7 pages